ALTERNATIVE MONTHLY REPORT UNDER
NATIONAL INSTRUMENT 62-103
EARLY WARNING REPORTING SYSTEM

Name and address of the eligible institutional investor:

RAB Special Situations (Master) Fund Limited
P.O. Box 908 GT
Walker House Mary Street
George Town, Cayman Islands (“Master Fund”)

Reporting Issuer:

Starfield Resources Inc. (the “Issuer”).

Report for end of:

May 31, 2005.

Net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements:

Master Fund elects to begin filing reports for the Issuer under Part 4.

Designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made:

Master Fund beneficially owns 9,625,000 common shares and 7,125,000 warrants of the Issuer (the “Securities”), representing approximately 12.09% of the issued and outstanding common shares of the Issuer (assuming exercise of the convertible securities), over which Master Fund, either alone or together with joint actors, if any, has ownership and control.

Purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

Master Fund acquired the Securities for investment purposes only and not with the purpose of influencing the control or direction of the Issuer. Master Fund may, subject to market conditions, make additional investments in or dispositions of securities of the Issuer in the future, including additional purchases of Securities. However, Master Fund does not intend to acquire 20% or more of any class of the outstanding voting or equity securities of the Issuer.

General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

Master Fund has acquired the Securities, and all rights and privileges thereunder, from RAB Special Situations LP (“RAB SS”) pursuant to the terms and conditions of a Deed of Assignment and Transfer between RAB SS and Master Fund made on May 16, 2005, effective as of May 16, 2005.

Names of any joint actors in connection with the disclosure herein:

None.

If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 in respect of the reporting issuer's securities:

Not applicable.

Eligibility to file report:

This report is issued pursuant to the alternative monthly reporting system described in National Instrument 62-103 with respect to Early Warning Reporting. Master Fund is eligible to file reports under Part 4 of National Instrument 62-103.

Contact Person:

Joseph Jayaraj
RAB Capital plc
1 Adam Street
London, United Kingdom WC2N 6LE
Tel: +44 (0)20 7389 7044

Date and signature of this report:

Dated this 7th day of June, 2005.

RAB SPECIAL SITUATIONS (MASTER)
FUND LIMITED
By:
(signed) “Martin Lang”
Name: Martin Lang
Title: Director